FREESEAS INC.

10, EL. VENIZELOU (PANEPISTIMIOU) STREET

106 71 —ATHENS, GREECE

May 17, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	FreeSeas Inc.
Request to Withdraw Registration Statement on Form F-1
Registration No. 333-162630

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, FreeSeas Inc., a corporation formed under the laws of the Republic of the Marshall Islands (the “Company”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form F-1 (Registration No. 333-162630) together with all exhibits and amendments thereto (the “Registration Statement”). The Company is requesting such withdrawal because of its decision not to proceed with offering of common stock covered by the Registration Statement. The Registration Statement was not declared effective by the Commission and no securities were sold or will be sold under the Registration Statement.

Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Should you have any questions or require any further information, please contact Nina S. Gordon, Esq. at the Company’s counsel, Broad and Cassel, at (561) 218-8856. Thank you for your assistance with this application for withdrawal.

Sincerely, FreeSeas Inc.

By:	/s/ Alexandros Mylonas
Name:	Alexandros Mylonas
Title:	Chief Financial Officer